(Check One) ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL
OMB Number: 3235-0058
Expires: April 30, 2009
Estimated average burden hours
per response………….……2.50
SEC FILE NUMBER: 0-11868
CUSIP NUMBER 141597104

For Period Ended: May 31, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing For. Please Print or Type.

Nothing in this for shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

CardioDynamics International Corporation

Full Name of Registrant

N/A

Former Name if Applicable

6175 Nancy Ridge Drive

Address of Principal Executive Office (Street and Number)

San Diego, CA 92121

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CS, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
☐	(c)	The accountant’s statement or other exhibit is required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

CardioDynamics International Corporation (the “Company”) hereby requests an extension of time to file its Quarterly Report on Form 10-Q for the fiscal quarter ended May 31, 2006. The Company was unable to file its Form 10-Q by July 10, 2006 without unreasonable effort or expense. The Company requires additional time to complete its financial statements due to the delay in closing its books for the period ended May 31, 2006 caused by the analysis of a technical accounting issue related to the subordinated convertible notes it issued during the second quarter and application of Statement of Financial Accounting Standards 133, Accounting for Derivative Instruments and Hedging Activities, which requires that the conversion feature be bifurcated from the note, separately valued and recorded as an embedded derivative liability. This non-cash adjustment will have no effect on the Company’s cash position or results from operations. The Company currently anticipates that the Form 10-Q will be filed by no later than the fifth calendar day following the date on which the Form 10-Q was due.

PART IV

(1)	Name and telephone number of person to contact in regard to this notification

Steve P. Loomis (Name)	858 (Area Code)	535-0202 (Telephone Number)

(2)	Have all other reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the investment Company Act of 1940 during the preceding 12 months or for such shorter period for the last registrant was required to file such report(s) been filed? If the answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☐ No ☒

If so, provide an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

CardioDynamics International Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 10, 2006	By:	/s/ Steve P. Loomis
Steve P. Loomis
Vice President and Chief Financial Officer

2